SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

07021603

March 5, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

38th AGM Results

The 38th annual general meeting of shareholders was held on February 28, 2007, and all three AGM agenda were approved as submitted in their original forms.

▫ **Details**

1. Agenda Item No.1: approved

- Approval of Balance Sheet, Profit and Loss Statement, and Statement of Appropriation of Retained Earnings for the 38th Fiscal Year (from January 1, 2006 to December 31, 2006)

- Total assets: KRW 57,809,128 million
- Total liabilities: KRW 12,548,531 million
- Capital stock: KRW 897,514 million
- Total shareholders' equity: KRW 45,260,597 million
- Sales: KRW 58,972,765 million
- Operating profit: KRW 6,933,933 million
- Net income: KRW 7,926,087 million
- Earnings per share: KRW 52,880

- Cash Dividends:

- Year-end dividend: KRW 5,000 (common), KRW 5,050 (preferred)
- Interim dividend: KRW 500 (common), KRW 500 (preferred)
- Total payout: KRW 820,461,393,700
- Dividend rate (interim + year end): 0.9 % (common), 1.1% (preferred)

2. Agenda Item No. 2: approved

- Appointment of Independent Directors
  (Mr. Goran S. Malm, Mr. Kap-Hyun Lee)
- Appointment of Executive Director
  (Mr. Hak-Soo Lee)
- Appointment of Members of Audit Committee
  (Mr. Kap-Hyun Lee)

3. Agenda Item No. 3: approved

- Approval of the the Limit on the Renumeration for Directors

END